Mail Stop 6010

								December 27, 2005


Joseph F. Frattaroli
President and Chief Financial Officer
Vaso Active Pharmaceuticals, Inc.
99 Rosewood Drive, Suite 260
Danvers, Massachusetts 01923

	Re:	Vaso Active Pharmaceuticals, Inc.
		Registration Statement on Form SB-2
		Filed December 15, 2005
		File No. 333-130365

Dear Mr. Frattaroli:

	This is to advise you that we have performed a limited review of the above registration statement. Please remove from registration the resale of the shares underlying the additional notes and additional warrants. You are not permitted to register the resale of these shares until the notes and warrants are outstanding. Such notes and warrants must be outstanding at the time the registration statement is filed.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	Please contact Greg Belliston at (202) 551-3861 or me at
(202)
551-3715 with any questions.

								Sincerely,



								Jeffrey P. Riedler
								Assistant Director

cc:	Richard S. Kraut, Esq.
	Dilworth Paxson LLP
	1133 Connecticut Avenue N.W., Suite 620
	Washington, DC 20036
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Joseph F. Frattaroli
Vaso Active Pharmaceuticals, Inc.
December 27, 2005
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